Exhibit 99.1

ASUR ANNOUNCES 4Q24 RESULTS

Passenger Traffic Declined 0.3%, with Puerto Rico and Colombia Up 9.6% and 14.1%, Respectively while Traffic in Mexico Declined 8.0%

Mexico City, February 24, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-and twelve-month periods ended December 31, 2024.

4Q24 Highlights1

•	Total passenger traffic declined 0.3% year-over-year ("YoY"). By country of operations, passenger traffic showed the following YoY variations:

o	Mexico: decreased 8.0%, reflecting 7.5% decrease in international traffic and 8.6% decrease in domestic traffic.

o	Puerto Rico (Aerostar): increased 9.6%, driven by an increase of 28.9% and 7.3% in international and domestic traffic, respectively.

o	Colombia (Airplan): increased 14.1%, reflecting an increase of 20.4% and 12.5% in international and domestic traffic, respectively.

•	Revenues increased 31.2% YoY to Ps.9,020.6 million. Excluding construction services, revenues increased 19.0% YoY.

•	Commercial revenue per passenger increased 9.4% YoY to Ps.130.2.

•	Consolidated EBITDA increased 22.5% YoY to Ps.5,111.3 million.

•	Adjusted EBITDA margin (excluding IFRIC 12 effect) increased to 69.7% from 67.7% in 4Q23.

•	Cash position of Ps.20,083.4 million at year-end with Debt to LTM Adjusted EBITDA at negative 0.3x.

Table 1: Financial and Operating Highlights[1]

	Fourth Quarter		% Chg.
	2023	2024
Financial Highlights
Total Revenue	6,876,941	9,020,577	31.2
Mexico	5,113,019	6,707,511	31.2
San Juan	1,065,015	1,384,247	30.0
Colombia	698,907	928,819	32.9
Commercial Revenues per PAX	119.0	130.2	9.4
Mexico	142.1	158.5	11.6
San Juan	133.6	153.9	15.2
Colombia	44.0	50.4	14.5
EBITDA	4,171,453	5,111,286	22.5
Net Income	2,617,143	3,589,717	37.2
Majority Net Income	2,537,108	3,414,581	34.6
Earnings per Share (in pesos)	8.4570	11.3819	34.6
Earnings per ADS (in US$)	4.0686	5.4757	34.6
Capex	707,723	2,532,698	257.9
Cash & Cash Equivalents	13,872,897	20,083,457	44.8
Net Debt	(1,648,127)	(6,724,001)	308.0
Net Debt/ LTM EBITDA	(0.1)	(0.3)	250.7
Operational Highlights
Passenger Traffic
Mexico	10,986,641	10,105,370	(8.0)
San Juan	2,920,579	3,199,545	9.6
Colombia	3,884,480	4,433,379	14.1

ASUR 4Q24 Page 1 of 3

For a full version of ASUR’s XXXX Quarter of 202X Earnings Release, please visit: https://www.asur.com.mx/informacion-financiera-page-0”

4Q24 Earnings Call

Day: Tuesday, February 25, 2025, at 9:00 AM ET; 8:00 AM Mexico City time

Dial-in: +1 877 407 4018 (U.S. Toll-Free); +1 201 689 8471 (International).

Access Code: 13751404

Replay: Tuesday, February 25, 2025, at 2:00 PM ET, ending at 11:59 PM ET on Tuesday, March 4, 2025.

Dial-in: +1 844 512 2921 (U.S. Toll-Free); +1 412 317 6671 (International). Access Code: 13751404

1 Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS). All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. U.S. dollar figures are calculated at an exchange rate of US$1.00 = Ps.20.7862 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at an exchange rate of COP.211.3300 = Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, and Majority Net Income can be found on page 17 of this report.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction of, or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 4Q24 Page 2 of 3

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA, Bradesco, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Intercam, Itau BBA Securities, Jefferies, JP Morgan, Punto Research, Santander, Scotiabank, Signum Research, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR 4Q24 Page 3 of 3